SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 5

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.03 Per Share

(Title of Class of Securities)

M78673114

(CUSIP Number)

Ronen Shilo
c/o Como
2 Ilan Ramon Street
Ness-Ziona, Israel 7403635
Telephone: +972-8-946-1713

with a copy to:

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 5250608

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2019

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M78673114
1.	NAMES OF REPORTING PERSONS Ronen Shilo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,087,315
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,087,315
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,315
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage is based upon 26,009,971 ordinary shares outstanding (excluding 115,339 ordinary shares held by the Company) as of March 10, 2019, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 19, 2019.

Item 1.  Security and Issuer.

This Amendment No. 5 (this “Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D filed on January 13, 2014 (the “Statement”), as amended by Amendment No. 1 thereto, filed on November 25, 2015 (“Amendment No. 1”), Amendment No. 2 thereto, filed on May 31, 2017 (“Amendment No. 2”), Amendment No. 3 thereto, filed on January 30, 2019 (“Amendment No. 3”), and Amendment No. 4 thereto, filed on February 20, 2019 (“Amendment No. 4”), relates to the ordinary shares, par value NIS 0.03 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim St., Holon, Israel 5885849.

This Amendment No. 5 amends and supplements the Statement, as previously amended and supplemented by Amendment No.’s 1 through 4. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and in Amendment No.’s 1 through 4.

This Amendment No. 5 is being filed by Ronen Shilo, an individual (the “Reporting Person”), for the sole purpose of reporting the sale of an aggregate of 375,329 Ordinary Shares by the Reporting Person on the open market during the period between May 14, 2019 and August 30, 2019, resulting in a reduction of the Reporting Person’s beneficial ownership by in excess of 1%. As a result of that reduction, the Reporting Person’s beneficial ownership has dropped below 5% of the outstanding Ordinary Shares.

Item 2.  Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 5.

Item 3.  Source and Amount of Funds or Other Consideration.

The information concerning the source and amount of consideration provided by the Reporting Person for his acquisition of Ordinary Shares that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 5.  The Reporting Person has not acquired any additional Ordinary Shares since the filing of the Statement.

Item 4.  Purpose of Transaction.

The Reporting Person may acquire or sell additional Ordinary Shares from time to time.

Other than as described immediately above, as of the filing of this Amendment No. 5, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 5 are made on the basis of 26,009,971 Ordinary Shares outstanding (excluding 115,339 Ordinary Shares held by the Company) as of March 10, 2019, as reported by the by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 19, 2019.

(a)          The Reporting Person beneficially owns 1,087,315 Ordinary Shares of the Issuer, all of which are held directly by the Reporting Person, representing approximately 4.2% of the issued and outstanding share capital of the Issuer.

(b)          The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition, of all 1,087,315 Ordinary Shares held by him.

(c)          During the 60 days preceding this Amendment No. 5 (and for the additional period since the filing of Amendment No. 4), the Reporting Person has effected the following sales of Ordinary Shares of the Issuer:

Open-Market Sales of Shares on NASDAQ Global Select Market:
Date of Sale Transaction (Most Recent First)	Quantity of Ordinary Shares Sold	Price Received Per Ordinary Share
08/30/2019	100	$6.58
08/29/2019	15,000	$6.5744
08/28/2019	15,000	$6.3122
08/27/2019	15,000	$6.1707
08/26/2019	15,000	$6.1737
08/22/2019	15,000	$6.4628
08/21/2019	15,000	$6.7962
08/20/2019	15,000	$6.5289
08/19/2019	15,000	$6.2617
08/16/2019	10,000	$5.6758
08/13/2019	10,000	$5.71563
08/12/2019	10,000	$5.27347
08/09/2019	10,000	$5.02537
08/07/2019	15,000	$4.60841
08/01/2019	3,742	$4.5352
07/31/2019	6,258	$4.50793
07/29/2019	800	$4.60375
07/26/2019	15,000	$4.5822
07/23/2019	10,000	$4.40461
07/16/2019	5,932	$4.25
07/15/2019	15,000	$3.87991
07/12/2019	18,100	$3.53653
07/11/2019	43,000	$3.40816
07/10/2019	57,000	$3.3142
05/24/2019	1,000	$3.1654
05/23/2019	1,000	$3.168
05/22/2019	900	$3.16389
05/21/2019	500	$3.164
05/21/2019	1,000	$3.146
05/20/2019	1,000	$3.064
05/17/2019	7,491	$3.02112
05/16/2019	11,809	$3.04671
05/15/2019	500	$3.018
05/14/2019	197	$3.00

(d)          Not applicable.

(e)          The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Ordinary Shares on or around July 16, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Registration Rights Undertaking set forth in Item 6 of the Statement is incorporated by reference herein.

Other than as described in Item 6 of the Statement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Form of Registration Rights Undertaking by Perion Network Ltd. (“Perion”) in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer on Form 6-K furnished by Perion to the SEC on October 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronen Shilo RONEN SHILO

Dated: September 16, 2019